EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Profit of consolidated companies	$104	$104	$205	$239

Add:
Provision for income taxes	44	46	88	98

Profit before income taxes	$148	$150	$293	$337

Fixed charges:
Interest expense	$152	$150	$307	$301
Rentals at computed interest*	2	2	3	3

Total fixed charges	$154	$152	$310	$304

Profit before income taxes plus fixed charges	$302	$302	$603	$641

Ratio of profit before income taxes plus fixed charges to fixed charges	1.96	1.99	1.95	2.11

*Those portions of rent expense that are representative of interest cost.